Mail Stop 3561

July 23, 2008

Maura Abeln Smith
Senior Vice President, General Counsel
 and Corporate Secretary
International Paper Company
6400 Poplar Avenue
Memphis, TN 38197

> **Re:** **International Paper Company**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **File No. 001-03157**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 8, 2008**
> **File No. 001-03157**

Dear Ms. Smith:

We have completed our review of your filings and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director